UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

April 29, 2024

(Date of Report (Date of earliest event reported))

Rayton Solar, Inc.

(Exact name of registrant as specified in its charter)

Delaware	46-4933370
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

9854 National Blvd. #478, Los Angeles, CA	90034
(Address of principal executive offices)	(ZIP Code)

(949) 538-7165

(Registrant's telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Compliance With Ongoing Reporting Requirements

The Company will be unable to timely file its Form 1-K for the year ended December 31, 2023, as it completes an audit of its financial statements. The Company anticipates making this filing in due course.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rayton Solar, Inc.

Date: April 29, 2024	By:	/s/ Andrew Yakub
Andrew Yakub
Chief Executive Officer